Exhibit 99.1
Harbin Electric Announces Fourth Quarter and Fiscal 2006
Financial Results

4Q06 Revenues Increase 66.9% to $12.0 Million
Fiscal 2006 Revenues Increase 70.9% to $40.4 million

HARBIN, China, March 7, 2007 -- Harbin Electric, Inc. (NASDAQ: HRBN) a developer and manufacturer of customized linear motors and other special electric motors, today announced financial results for the fourth quarter and fiscal year ended December 31, 2006.

Sales for the fourth quarter increased 66.9% to $12.0 compared to $7.2 million in the prior year period. Gross profit increased 71.3% to $5.8 million compared to $3.4 million in the prior year. Gross margin increased 130 basis points to 48.2%.

Fourth quarter operating profit increased 63.0% to $4.4 million compared to $2.7 million. Operating margin decreased 90 basis points to 36.7% compared to 37.6% in the prior year period. Fourth quarter operating expenses increased to 11.5% of sales compared to 9.4% in 2005. The increase in operating expense was primarily a result of business expansion initiatives. Operating Expense as a percent of sales has returned to a more normal range when compared to the third quarter of 2006.

For the 2006 fiscal year, total sales increased 70.9% to $40.4 million compared to the $23.6 million reported for fiscal 2005. Industrial electric linear motors, special motors and motor systems products continued to comprise significantly all of the Company’s total product sales in both comparable periods. Over 50% of the year over year growth in sales was driven by new customer activity.

Gross profit increased 70.1% to $19.7 million in 2006 compared to $11.6 million in 2005. Gross profit margin remained steady at 48.6% in 2006 compared to 48.9% in 2005.

Fiscal 2006 operating profit rose 40.4% to $14.0 million in 2006 compared to $10.0 million in 2005. Operating margin for 2006 decreased to 34.1% from 42.1% in 2005 due to the increase in operating expenses. Total operating expenses increased to 14.0% of sales in 2006 compared to 6.7% in 2005. The increase in operating expenses during 2006 was largely due to businesses expansion, increased spending on R&D, FAS 123(R) non cash stock compensation expense, and advisory fees in connection with the Company’s August 2006 debt fundraising. Stock compensation expense totalled approximately $918,088, or $0.05 per diluted share, in the year ended December 31, 2006.

Net Income for 2006 increased to $18.4 million, or $1.01 per diluted share, compared to $10.0 million, or $0.67 per diluted share, for 2005. This increase was driven mainly by increased operating income and the non cash gain of $6.4 million, or $0.35 per diluted share, included for the change in fair value of warrants.

Our total fully diluted share count at the end of 2006 was 18,306,569 compared to 15,143,891 at the end of 2005. The increase was driven by warrants granted to investors and options granted to employees during 2006.

Highlights for the Fiscal Year 2006 include:

•
Entering into a joint research and development agreement with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce a train and system to be tested at the Beijing Airport railway line in the People’s Republic of China by the end of 2008

•	Closing of a US$50.0 million debt financing with Citadel Equity Fund Ltd. and Merrill Lynch International
•	Strengthening of our Board of Directors by adding 3 new independent board members
•	Commenced construction of new manufacturing facility in the Shanghai Zhuqiao Airport Industrial Zone focused on automobile market

Tianfu Yang, Chairman and CEO of Harbin Electric commented, “Fiscal 2006 was an exciting and productive year for our company with the continuation of strong sales growth and expanded corporate development programs, receiving the investment and sponsorship from well respected international financial leaders, the signing the IEECAS development relationship, and the planning for our entry into the automotive component supply industry with the initial construction of our new plant facility near the Shanghai Automotive District.”

“We were pleased with our financial performance in the fourth quarter and all of fiscal 2006” Mr. Yang continued. “Subsequent to the end of the year, we have achieved several notable goals for our business, which we believe have strengthened our business position. We obtained a listing of our common stock on the NASDAQ Global Market. Additionally, we are proud to have accomplished each of the covenant requirements contained in our recent debt fundraising, including the NASDAQ listing, the hiring of a senior financial officer, and the appointment of a top 15 ranked independent auditor.”

Mr. Yang concluded, “As we advance into fiscal 2007, we intend to strengthen our design and development capabilities, expand our capacity into other attractive market segments, and leverage our customer relationships into new opportunities in the global marketplace. We believe these initiatives will enable us to further our development as an internationally competitive leader in the industrial motor marketplace.”

The Company ended fiscal 2006 with $67.3 million in cash, as compared with $5.8 million for the corresponding period in 2005. The increased cash position was mainly due the net funds raised through its financing in August 2006. Cash flow from our operations during fiscal 2006 was $16.9 million compared to $876,000 in 2005. These annual results can be seen in greater detail in the Company's SEC Form 10-KSB filed for its fiscal year ended December 31, 2006 with the Securities and Exchange Commission (www.sec.gov) on March 7, 2007.

About Harbin Electric, Inc.
Harbin Electric, Inc. designs, develops and manufactures linear motors and special electric motors. With proprietary technology and core patents, the Company builds a wide array of customized linear motors and other special motor for a variety of applications and industries. The Company currently designs and supplies its motor products and systems to numerous end users throughout the Chinese domestic market, as well as, to other industrial OEM customers overseas. Industry applications for linear motors include oilfield services, conveyor systems, factory automation, packaging equipment, as well as mass transportation systems. The Company is based in Harbin, China along with its wholly owned subsidiaries. The Company has approximately 270 employees with approximately 270,000 square feet of state-of-the-art manufacturing space. For further information, please see our filings with the Securities and Exchange Commission ( http://www.sec.gov ).

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company’s periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its annual report on Form 10-QSB for the quarter ended December 31, 2006. The Company does not undertake any obligation to update forward-looking statements contained in this press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company’s future performance, operations and products.

For more information, please contact:

Barry L. Raeburn
EVP Finance & Corporate Development
Tel: +1-215-854-8104
Email: info@HarbinElectric.com

Integrated Corporate Relations
Investors: Bill Zima or Ashley Ammon
Media: Brian Ruby
Tel: +1-203-682-8200

SOURCE: Harbin Electric, Inc.

(financial tables to follow)

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005

ASSETS
	2006	2005
CURRENT ASSETS:
Cash	$67,313,919	$5,739,019
Marketable securities	-	1,005,772
Accounts receivable, net of allowance for doubtful accounts of $44,552
and $29,248 as of December 31, 2006 and December 31, 2005, respectively	8,827,799	5,842,840
Inventories	583,287	1,343,031
Other receivables	27,991	-
Other receivables - related parties	44,998	-
Advances on inventory purchases	834,590	2,746,431
Total current assets	77,632,584	16,677,093

PLANT AND EQUIPMENT, net	9,219,534	7,438,197

OTHER ASSETS:
Debt issuance costs, net of amortization	2,757,155	-
Advance on intangible assets	2,585,977	-
Intangible assets, net of accumulated amortization	640,337	679,866
Other assets	123,234	-
Total other assets	6,106,703	679,866
Total assets	$92,958,821	$24,795,156

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$258,911	189,029
Other payables	406,520	-
Accrued liabilities	107,263	-
Customer deposits	319,261	3,208
Taxes payable	556,943	-
Interest payable	1,122,000	-
Total current liabilities	2,770,898	192,237

NOTES PAYABLE, net of debt discount of $21,410,401	28,589,599	-

WARRANT LIABILITIES	16,568,080	-

Total liabilities	47,928,577	192,237

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
16,600,451 shares issued and outstanding	166	166
Paid-in-capital	12,252,064	11,297,676
Retained earnings	26,222,408	10,460,887
Statutory reserves	4,523,715	1,846,724
Accumulated other comprehensive income	2,031,891	997,466
Total shareholders' equity	45,030,244	24,602,919
Total liabilities and shareholders' equity	$92,958,821	$24,795,156

The accompany notes are integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES	$40,415,777	$23,643,664

COST OF SALES	20,754,282	12,083,957

GROSS PROFIT	19,661,495	11,559,707

RESEARCH AND DEVELOPMENT EXPENSE	1,491,316	750,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,175,944	845,443

INCOME FROM OPERATIONS	13,994,235	9,964,264

Other expense, net	5,196	-
Non-operating income	89,864	-
Non-operating expense	(130,638)	-
Gain on sale of marketable securities	577,071	-
Interest (expense) income, net	(2,450,248)	35,894
OTHER (EXPENSE) INCOME, NET	(1,908,755)	35,894

CHANGE IN FAIR VALUE OF WARRANTS	6,353,032	-

INCOME BEFORE PROVISION FOR INCOME TAXES	18,438,512	10,000,158

PROVISION FOR INCOME TAXES	-	-
NET INCOME	18,438,512	10,000,158

OTHER COMPREHENSIVE INCOME:
Unrealized gain (loss) on marketable securities	-	587,171
Foreign currency translation adjustment	1,034,425	512,540

COMPREHENSIVE INCOME	$19,472,937	$11,099,869

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	16,600,451	14,934,667

BASIC EARNING PER SHARE	$1.11	$0.67

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	18,306,569	15,143,891

DILUTED EARNING PER SHARE	$1.01	$0.66

The accompany notes are integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,438,512	$10,000,158
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Depreciation	373,539	303,514
Amortization of intangible assets	93,889	52,899
Amortization of debt issuance cost	197,470	-
Amortization of debt discount	1,510,711	-
Loss on disposal of equipment	(1,945)	-
Bad debt expense	14,020	28,823
Realized gain on sale of marketable securities	(577,071)	-
Change in fair value of warrants	(6,353,032)	-
Stock based compensation	918,088	-
(Increase) decrease in assets:
Accounts receivable	(2,961,574)	(5,751,214)
Inventories	788,713	(1,049,840)
Other receivables	72,579	-
Other receivables - related parties	86,538	-
Advances on inventory purchases	1,959,588	(2,698,103)
Other assets	(130,972)	52,382
Increase (decrease) in liabilities:
Accounts payable	148,908	(42,745)
Other payables	401,533	-
Accrued liabilities	49,118	(19,605)

Customer deposits	309,462	-
Taxes payable	445,604	-
Interest payable	1,122,000
Other liabilities	7,590	-
Net cash provided by operating activities	16,913,268	876,269

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance on intangible assets	(2,549,389)	-
Additions to intangible assets	(1,444,350)	(269,624)

Additions to property and equipment	(1,579,273)	(2,288,245)
Proceeds from sale of marketable securities	1,093,165	-
Net cash used in investing activities	(4,479,847)	(2,557,869)

CASH FLOWS FINANCING ACTIVITIES:
Net proceeds from debt issued	47,045,375	-
Net proceeds from issuance of shares	-	4,800,000
Repayments by related party	-	208,015
Capital contribution	36,300	-
Net cash provided by financing activities	47,081,675	5,008,015

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	2,059,804	201,801

INCREASE IN CASH	61,574,900	3,528,216

CASH, beginning of year	5,739,019	2,210,803

CASH, end of year	$67,313,919	$5,739,019

The accompany notes are integral part of these consolidated statements.